CFT Securities, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$ 390,801
Deposit held at clearing broker	250,000
Receivables from clearing organization	251,550
Prepaid expenses	41,341
Security deposit	14,505
Property and equipment, at cost $ 158,604	
net of accumulated depreciation of $ 155,171	3,433
Total assets	$ 951,630

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 224,133
Member's equity	727,497
Total liabilities and member's equity	$ 951,630

The Notes to Financial Statements are an integral part of this statement.

Confidential